Exhibit 99.4

  Notification of Consolidation/Split

Notification of Consolidation/Split

Announcement Summary

Entity name

IMMUTEP LIMITED

Applicable security for the reorganisation

IMM	ORDINARY FULLY PAID
IMMAO	WARRANTS
IMMAL	OPTION EXPIRING VARIOUS DATES EX VARIOUS PRICES
IMMAM	PERFORMANCE RIGHTS

Announcement Type

Update to previous announcement

Date of this announcement

Friday November 1, 2019

Reason for the Update

To confirm that security holder approval was received

Refer to below for full details of the announcement

Announcement Details

Part 1 - Entity and announcement details

1.1 *Name of +Entity

IMMUTEP LIMITED

Registration Number
1.2 *Registered Number Type	009237889
ACN

1.3 *ASX issuer code

IMM

1.4 *The announcement is

Update/amendment to previous announcement

1.4a Reason for update to a previous announcement

To confirm that security holder approval was received

1.4b * Date of previous announcement(s) to this update

Thursday October 31, 2019

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  Notification of Consolidation/Split

1.5 *Date of this announcement

Friday November 1, 2019

1.6 *Securities affected by the reorganisation

IMM	ORDINARY FULLY PAID
IMMAO	WARRANTS
IMMAL	OPTION EXPIRING VARIOUS DATES EX
VARIOUS PRICES
IMMAM	PERFORMANCE RIGHTS

Part 2 - Approvals

2.1 *Are any of the below approvals required for the reorganisation before business day 0 of the timetable?

•	Security holder approval
•	Court approval
•	Lodgement of court order with +ASIC
•	ACCC approval
•	FIRB approval
•	Another approval/condition external to the entity required to be given/met before business day 0 of the timetable for the reorganisation.

Yes

2.2 Approvals

Approval/Condition +Security holder approval	Date for determination Friday November 1, 2019	Is the date estimated or actual? Actual	**Approval received/condition met?
Yes

Comments

Part 3 - Reorganisation timetable and details

3.1 *+Record date

Wednesday November 6, 2019

3.2 Date of +security holder meeting

Friday November 1, 2019

3.3 Last day for trading in the pre-re-organised +securities

Monday November 4, 2019

3.4 *Effective date. Trading in the re-organised securities commences on a +deferred settlement basis. If the +entity’s securities are suspended from trading during this period there will be no +deferred settlement trading however ASX still captures this date.

Tuesday November 5, 2019

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  Notification of Consolidation/Split

3.5 Record date

Wednesday November 6, 2019

3.6 First day for +entity to send notices to +security holders of the change in the number of +securities they hold. First day for +entity to register +securities on a post-reorganised basis

Thursday November 7, 2019

3.7 *+Issue date. +Deferred settlement market ends. Last day for +entity to send notices to +security holder of the change in the number of +securities they hold. Last day for +entity to register +securities on a post-reorganised basis

Wednesday November 13, 2019

3.8 Trading starts on a normal T+2 basis

Thursday November 14, 2019

3.9 First settlement of trades conducted on a +deferred settlement basis and on a normal T+2 basis

Monday November 18, 2019

Part 4 - Reorganisation type and details

4.1 *The reorganisation is

+Security consolidation

4.1a *Consolidation ratio: the +securities will be consolidated on the basis that every

10

(pre-consolidation) +securities will be consolidated into

1

(post-consolidation) +security (/ies).

4.2 *Scrip fraction rounding

Fractions rounded up to the next whole number

Part 5 - +Securities on issue before and after reorganisation

5.1 *+Securities on issue before and after the reorganisation

*ASX +Security Code IMM	*ASX +Security Description
	ORDINARY FULLY
	PAID

Quoted/unquoted Quoted	Number on issue before reorganisation	Number on issue after reorganisation	Estimate/Actual Estimated
	3,877,122,311	387,712,231

*ASX +Security Code IMMAO	*ASX +Security Description
	WARRANTS

Quoted/unquoted Unquoted	Number on issue before reorganisation	Number on issue after reorganisation	Estimate/Actual Estimated
	3,633,718	363,372

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  Notification of Consolidation/Split

*ASX +Security Code	*ASX +Security
IMMAL	Description
OPTION EXPIRING
VARIOUS DATES EX
VARIOUS PRICES

Quoted/unquoted	Number on issue	Number on issue after	Estimate/Actual
Unquoted	before reorganisation	reorganisation	Estimated
	381,740,601	38,174,060

*ASX +Security Code	*ASX +Security
IMMAM	Description
PERFORMANCE
RIGHTS

Quoted/unquoted	Number on issue	Number on issue after	Estimate/Actual
Unquoted	before reorganisation	reorganisation	Estimated
	105,045,139	10,504,514

5.2 *Exercise price of options

*ASX +Security Code	*ASX +Security Description
IMMAO	WARRANTS

Quoted/unquoted	Exercise price before	Exercise price after
Unquoted	reorganisation	reorganisation
	0.00000000	0.00000000

*ASX +Security Code	*ASX +Security Description
IMMAL	OPTION EXPIRING
VARIOUS DATES EX
VARIOUS PRICES

Quoted/unquoted	Exercise price before	Exercise price after
Unquoted	reorganisation	reorganisation
	0.00000000	0.00000000

*ASX +Security Code	*ASX +Security Description
IMMAM	PERFORMANCE RIGHTS

Quoted/unquoted	Exercise price before	Exercise price after
Unquoted	reorganisation	reorganisation
	0.00000000	0.00000000

Part 6 - Further information

6.1 Further information relating to the reorganisation

6.2 Additional information for inclusion in the Announcement Summary

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